UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Nanosphere, Inc.

(Name of Registrant)

Delaware	001-33775	36-4339870
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

4088 Commercial Avenue, Northbrook, IL 60062

(Address of principal executive offices)

Roger Moody            Title: Chief Financial Officer            Phone: (847)400-9000

(Name and telephone number, including area code, of the person to contact in connection with this report)

This form is being filed pursuant to Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Nanosphere, Inc. (the “Company”) has conducted an evaluation of its products and concluded that certain products that the Company manufactures or contracts to manufacture contain gold, tin and tantalum. Nanosphere, Inc. (the “Company”) has defined a comprehensive Conflict Minerals policy covering existing raw material and a governance model for sustainable compliance. In compliance with such policy, the Company has completed a comprehensive analysis of raw materials used in manufacturing and determined that conflict minerals gold, tin and tantalum are present in some of the Company’s products. As a result of the survey that the Company conducted of its suppliers, the Company is unable at this time to determine the origin of the gold, tin and tantalum used in its products. Accordingly, the Company is filing a Conflict Minerals Report for the year ended December 31, 2013 in the form filed herewith as Exhibit 1.02 and incorporated herein by reference.

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals report as Exhibit 1.02 to this Report.

Section 2 – Exhibits

The following exhibit is filed as part of this Report:

Item 2.01 Exhibits

Exhibit 1.02         2013 Conflict Minerals Report of Nanosphere, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

/s/ Roger Moody	June 2, 2014
Roger Moody	(Date)
Chief Financial Officer

Exhibit Index

Exhibit No.	Description

1.02	Conflict Minerals Report of Nanosphere, Inc.